EXHIBIT 99.6

Deloitte & Touche LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: (604) 669-4466 Fax: (604) 685-0395 www.deloitte.ca

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the inclusion in Northern Orion Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2004, of our Independent Registered Chartered Accountants’ Report dated March 29, 2005 and to the references to us under the heading “Interests of Experts” in the Company’s Annual Information Form for the year ended December 31, 2004, dated March 29, 2005, and in the Form 40-F.

Vancouver, British Columbia
Canada
March 29, 2005